Exhibit 99.3

Zenta Group Company Limited

Registered Company No 398775

FORM OF PROXY FOR Extraordinary General Meeting

Proxies

A member entitled to attend and vote at the meeting may appoint a proxy.

A blank proxy form is attached. This form is a sample proxy form only. Please follow the instructions on the voting document that was provided to you for information on how to vote your proxy. Please consider carefully the conditions attaching to appointment of a proxy.

Please see the conditions attaching to the appointment of a proxy for the time of such delivery.

Proxy instructions

What happens if you do not follow these instructions?

1	If you do not follow these instructions, any instrument you make appointing a proxy will be invalid.

Eligible members

If you are a member entitled to attend and vote at this meeting of the Company, you may appoint a proxy to vote on your behalf. Only registered shareholders whose names are on the register of members of the Company as at the close of business on November 24, 2025, being the Record Date, are entitled to attend and vote at the meeting of the Company.

A proxy need not be a member of the Company.

A proxy shall have the same voting rights at a meeting or adjourned meeting as the Member would have had except to the extent that the instrument appointing him limits those rights.

If you complete a proxy form, can you still attend and vote at the meeting?

Completion of the proxy form does not preclude a member from subsequently attending and voting at the meeting in person if he or she so wishes. If a Member votes on any resolution a vote by his proxy on the same resolution, unless in respect of different Shares, shall be invalid.

Multiple proxies

If you are a member entitled to cast two or more votes at the meeting, you may appoint two proxies and may specify the proportion of votes each proxy is appointed to exercise. If no proportion or number is specified, each proxy is deemed to exercise half of your votes.

Joint shareholders

In the case of jointly held shares, if more than one joint holder purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. For this purpose, seniority will be determined by the order in which the names of the joint holders appear in the register of members (the first-named being the most senior).

If a poll is to take place within 24 hours after it has been demanded then, in addition to the ways specified in the preceding paragraph, the documents may be delivered to the chairperson or to the Company secretary or to any director at the meeting at which the poll was demanded.

Zenta Group Company Limited

Registered Company No 398775

(the Company)

Proxy Form

I/We	……………………………………………………………………………………

of	……………………………………………………………………………………

being a member/members of the Company and the holder/holders of

…………………………………………………………..…. (number and class of shares)

appoint as my/our proxy, …………………………………………………………..…. of

………………………………………………………………………………………………………………

at the extraordinary general meeting of the Company to be held at Avenida do Infante D. Henrique, No. 47-53A, Macau Square, 13th Floor, Unit M, Macau on December 19, 2025 at 10:00 a.m. (local time).

Please indicate with a tick mark in the spaces opposite to the resolution how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy may vote for or against the resolutions or may abstain at his/her discretion.

PROPOSAL 1 - Share Capital Reorganisation PROPOSAL			For	Against	Abstain

RESOLVED, as an ordinary resolution that, the Company increase, amend and reclassify its authorised share capital with immediate effect by undertaking the following steps:			☐	☐	☐

1	increase the authorised share capital from US$50,000 divided into 50,000,000 ordinary shares of par value US$0.001 each to US$1,020,000 divided into 1,020,000,000 ordinary shares of par value US$0.001 each (the Authorised Share Capital Increase); and

2	subject to and immediately following the Authorised Share Capital Increase, re-designate and re-classify its authorised share capital from US$1,020,000 divided into 1,020,000,000 ordinary shares of par value US$0.001 each to US$1,020,000 divided into 1,000,000,000 Class A ordinary shares of par value US$0.001 each (the Class A Ordinary Shares) and 20,000,000 Class B ordinary shares of par value US$0.001 each (the Class B Ordinary Shares) as follows (the Share Capital Reorganisation):

	a)	re-designate and reclassify all the authorised and issued Ordinary Shares in the authorised share capital of the Company held by the existing shareholders of the Company as of the date hereof (except the 6,367,680 Ordinary Shares held by Ng Wai Ian and affiliate), each conferring the holder thereof one (1) vote per Class A Ordinary Share;

	b)	re-designate all the 6,367,680 Ordinary Shares held by Ng Wai Ian and affiliate into 6,367,680 Class B Ordinary Shares, each conferring the holder thereof 50 votes per Class B Ordinary Share; and

	c)	re-designate and reclassify the remaining 994,558,841 authorised but unissued Ordinary Shares in the Company into 994,558,841 Class A Ordinary Shares on a one for one basis, and the remaining authorized but unissued 13,632,320 Ordinary Shares into 13,632,320 Class B Ordinary Shares on a one for one basis.

PROPOSAL 2 – CHARTER AMENDMENT PROPOSAL	For	Against	Abstain

RESOLVED, as a special resolution that, subject to the Share Capital Reorganisation taking effect, the second amended and restated memorandum and articles of association of the Company, the form of which is attached to this notice as the Appendix (the Second Restated MAA), be adopted in its entirety and in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company with effect from date of the special resolution adopting the same.	☐	☐	☐

PROPOSAL 3 – SHARE CONSOLIDATION PROPOSAL	For	Against	Abstain

RESOLVED, as an ordinary resolution, subject to the Share Capital Reorganisation taking effect and conditional upon the approval of the board of directors of the Company (the Board) in its sole discretion, every issued and unissued shares of the Company (collectively, the Shares) shall, with effect from such date within five calendar years after the conclusion of the Meeting as the Board may determine (the Effective Date), be consolidated at a ratio (the Ratio) within a range of two Shares into one (1) share to 20 Shares into one (1) share, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s then existing memorandum and articles of association (the Share Consolidation).	☐	☐	☐

Dated _________________

Executed by:

………………………...............

Signature of shareholder

Name of Authorized Officer/Attorney: ________________________3

[1]	Full name(s) and address(es) to be inserted in block letters.

[2]	Insert name and address of the desired proxy in the spaces provided. If you wish to appoint the chairperson, write “The chairperson” without inserting an address.

[3]	To be completed if the shareholder is a corporation – please insert name of authorized officer/attorney signing on behalf of the corporate shareholder.